UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                           LAHAINA ACQUISITIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    507275105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

    Michael G. Platner, Esq., Gunster, Yoakley, Valdes-Fauli & Stewart, P.A.
                       500 East Las Olas Blvd.,Suite 1400,
                  Fort Lauderdale, Florida 33394 (954) 462-2000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

               __________________________________________________


                                  May 27, 1997
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index is located on page 5.

                                   Page 1 of 5


                                                              SEC 1746 (12-91)

                                  SCHEDULE 13D

CUSIP No.       507275105                 Page      2      of      5      Pages
          ---------------------                 -----------    -----------



---------------------------------------------------------------------------------------------------
1        | NAME OF REPORTING PERSON
         | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         |
         | PAXFORD INVESTMENTS, S.A.
         |
---------------------------------------------------------------------------------------------------
2        | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)|_|
         |
         | N/A                                                                              (b)|_|
---------------------------------------------------------------------------------------------------
3        | SEC USE ONLY
         |
---------------------------------------------------------------------------------------------------
4        | SOURCE OF FUNDS*
         |
         |
         | WC
---------------------------------------------------------------------------------------------------
5        | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
         |
         | N/A
---------------------------------------------------------------------------------------------------
6        | CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         | THE BAHAMAS         |
---------------------------------------------------------------------------------------------------
     Number of      |    7       SOLE VOTING POWER            750,000
       Shares       |------------------------------------------------------------------------------
    Beneficially    |    8       SHARED VOTING POWER          0
      Owned by      |------------------------------------------------------------------------------
        Each        |    9       SOLE DISPOSITIVE POWER       750,000
     Reporting      |------------------------------------------------------------------------------
       Person       |   10       SHARED DISPOSITIVE POWER     0
        With        |
---------------------------------------------------------------------------------------------------
11      |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        |
        |  750,000
---------------------------------------------------------------------------------------------------
12      |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        |
        |  0
---------------------------------------------------------------------------------------------------
13      |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        |
        |  75.26%
        |
---------------------------------------------------------------------------------------------------
14      |  TYPE OF REPORTING PERSON*
        |
        |  CO
        |
---------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer
----------------------------

Common Stock, no par value, Lahaina Acquisitions, Inc.
5459 South Iris Street
Littleton, Colorado  80123

Item 2.  Identity and Background
--------------------------------

a. This statement is being filed by Paxford Investments, S.A., a corporation organized in The Bahamas

b.    Peek Building., George Street, Nassau, Bahamas  N8160.
      (principal business and office address)

c. The corporation was formed for the purpose of investing in or acquiring control of other corporations.

d.    Not applicable

e.    Not applicable

f.    Not applicable

Item 3.  Source and Amount of Funds or Other Conditions
-------------------------------------------------------

      On May 23, 1997, Paxford Investments, S.A. ("Paxford") became the beneficial owner of 750,000 shares of Common Stock of Lahaina Acquisitions, Inc. ("Lahaina") as a result of a Stock Purchase Agreement (the "Agreement") in which Paxford acquired Seven Hundred and Fifty Thousand (750,000) shares of Lahaina Common Stock from Philip J. Davis (selling 366,667 shares), John C. Lee (selling 366,667 shares), and Charles C. Van Gundy (selling 16,666 shares). All of the issued and outstanding stock of Lahaina purchased pursuant to the Agreement were purchased for One Hundred and Twenty-Five Thousand and No/100 Dollars ($125,000) cash from Paxford's working capital.

Item 4.  Purpose of Transaction
-------------------------------

      The purpose of the acquisition is to direct Lahaina in a manner to enable it, subject to approvals by government and all applicable parties, to effect a share exchange, tender offer or similar transaction with a targated Canadian corporation, currently trading on the Canadian Dealing Network, upon consummation of the Agreement.

      (a) Following the acquisition, Lahaina intends to undertake an acquisition of a Canadian corporation, either (i) through a simultaneous amalgamation between the Canadian corporation, a wholly owned subsidiary of the Lahaina (the "Subsidiary") and Lahaina, whereby the Canadian shareholders will exchange their shares for shares of Lahaina; (ii) by Lahaina making a tender offer to all the shareholders of the Canadian corporation, offering to exchange their shares for shares of Lahaina; or (iii) by a similar transaction whereby the Canadian corporation will become a wholly owned subsidiary.

      (b) As a consequence of whichever transaction, if any, is used under (a) above, the issued and outstanding shares of Lahaina may conceivably be increased from Nine Hundred and Ninety-Six Thousand, Five Hundred (996,500) issued and outstanding shares to at least Two Million (2,000,000) issued and outstanding shares with the additional shares resting with the Canadian shareholders. The effect of the transaction, if completed, will be that the shareholders of the Canadian corporation will control a majority of the shares of Lahaina, while Paxford and the current Lahaina shareholders will hold a minority interest in Lahaina.

      (c)   There is no sale of a material amount of the assets of Lahaina.

      (d) Lahaina has accepted the resignations of the Board of Directors, as of May 27, 1997, consisting of Philip J. Davis, John C. Lee and Charles C. Van Gundy and appointed Graham Cooper, Ivy Lynn Cassar and John Burrow, all of whom are affiliated with Paxford, to serve on Lahaina's Board of Directors, effective May 27, 1997.

      (e) There is no material change in the present capitalization or dividend policy of Lahaina.

      (f) There is no other material change in Lahaina's business or corporate structure.

      (g) There are no changes in Lahaina's charter, bylaws or instruments corresponding thereto or any other actions which may impede the acquisition of control of Lahaina by any person.

      (h) The securities of Lahaina will not cease to be authorized to be quoted in the NASDAQ inter-dealer quotation system.

      (i)   No  class  of  securities  of  Lahaina  will  become   eligible  for
termination of registration.

      (j) Pursuant to the Agreement, the Board of Directors of Lahaina, as of May 23, 1997, have accepted the return of, and canceled, 380,000 Class A Warrants issued to Philip J. Davis, 380,000 Class A Warrants issued to John C. Lee and 40,000 Class A Warrants issued to Charles C. Van Gundy and accepted the return of, and canceled, 380,000 Class B Warrants issued to Philip J. Davis, 380,000 Class B Warrants issued to John C. Lee and 40,000 Class B Warrants issued to Charles C. Van Gundy. In addition, the Board of Directors, as of May 30, 1997, authorized the redemption of all outstanding Class A and Class B warrants of Lahaina.

Item 5.  Interest in Securities of Issuer (as of May 27, 1997)
-----------------------------------------
                                                      Number of   Percentage
                                                        Shares     Ownership
                                                        ------     ---------

a.    Paxford Investments, S.A.                        750,000       75.26%

b. Paxford Investments, S.A. has sole voting and investment power with respect to 750,000 shares.

c.    Not applicable.

d. Graham M. Cooper, as the sole shareholder and a director of Paxford Investments, S.A., has the power to direct the receipt of dividends from, or the proceeds from the sale of, the 750,000 shares of Lahaina.

e.    Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
Securities of the Issuers
-------------------------

See Items 3 and 4 above.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

1) Stock Purchase Agreement, by and between Paxford Investments, S.A. and Philip J. Davis, John C. Lee and Charles C. Van Gundy, executed May 23, 1997.

2) 1991 Warrant Agreement, incorporated by reference from Exhibit 28.3 of Lahaina's Registration Statement on Form 10 (File No. 0-27480), as filed with the Commission on December 29.

Signature
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 3, 1997
-------------------------------
Date


PAXFORD INDUSTRIES, S.A.


By: /s/ Graham Cooper
-------------------------------
  Graham Cooper, President